To: Cobalis Board of Directors

Date: October 17, 2007

Re: Resignation of Gerald J. Yakatan, CEO

Effective October 17, 2007, I am submitting my resignation as CEO of Cobalis Corp.  Given the financial position of the Company, I believe Cobalis must undergo a reorganization to be able to maintain itself as a viable company. My resignation is the first step in repositioning the Company.  I expect that everyone understands the necessity to pare down the operating costs to a bare minimum.

I offer my help to my successor in any way that will provide for an orderly transition, but it is time for me to move on to other opportunities. I want to thank the Board for their efforts on behalf of Cobalis during my tenure and I truly appreciated your interest and support.

Best personal thanks and regards.

Sincerely,

Gerald J. Yakatan, PhD.